Section 2 of Article III of the By-Laws of Balchem Corporation is annexed to read in its entirety as follows:

Section 2. NUMBER, CLASSIFICATION, TENURE AND QUALIFICATIONS. The number of directors of the Corporation shall be seven (7), effective immediately prior to election of directors at the Year 2000 annual meeting of shareholders, and prior thereto shall be eight (8). The Board of Directors are divided into three classes, Class 1, Class 2 and Class 3, who have staggered three year terms. Class 2, effective immediately prior to election of directors at said Year 2000 annual meeting of shareholders, shall consist of two directors, and prior thereto shall consist of three (3) directors, Class 1 shall consist of two directors, and Class 3 shall consist of three directors. The term of office of each class of directors shall expire at the third succeeding annual meeting of shareholders following their election.







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